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SEC FILE NUMBER
333-168929

CUSIP NUMBER
G55329 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):        [    ]  Form 10-K       [✓]  Form 20-F      [    ]  Form 11-K      [    ]  Form 10-Q     [    ]  Form 10-D

                               [    ]  Form N-SAR   [    ]  Form N-CSR

For Period Ended: September 30, 2011

[   ]           Transition Report on Form 10-K

[   ]           Transition Report on Form 20-F

[   ]           Transition Report on Form 11-K

[   ]           Transition Report on Form 10-Q

[   ]           Transition Report on Form N-SAR

 For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information Contained herein

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

LIZHAN ENVIRONMENTAL CORPORATION

Full Name of Registrant

No. 716, Qifu Road, Wutong Street, Tongxiang

Address of Principal Executive Office (Street and Number)

Zhejiang Province, 314500, People’s Republic of China

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[✓]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

(Attach extra Sheets if Needed.)

Due to unanticipated delays, the required accountant review could not be completed within the anticipated time period without unreasonable expense and effort. The Registrant expects to file within the extension period.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Jianfeng Liu                                                                                          (86) 573-88986299

(Name)                                                                                                  (Area Code)          (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

[✓]  Yes     [    ]  No

 (3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[✓]  Yes     [   ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant expects to report net income of $1.6 million for the year ended September 30, 2011 compared to $8.2 million for the year ended September 30, 2010. The registrant also expects to report net sales of $36.3 million compared to $46.3 million, and gross profit of $6.7 million compared to $11.3 million for the years ended September 30, 2011 and 2010, respectively.

LIZHAN ENVIRONMENTAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2012	By:	/s/ Jianfeng Liu
Name: Jianfeng Liu Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).